EXHIBIT D

EXECUTION VERSION

Confidential

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) dated February 3, 2017, is by and among the persons and entities listed on Schedule A (collectively, the “Àshe Group”, and individually a “member” of the Àshe Group), Allison Transmission Holdings, Inc. (the “Company”) and William R. Harker, in his individual capacity and as a member of the Àshe Group (the “Àshe Designee”).

WHEREAS, the Àshe Group currently beneficially owns 10,031,115 shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), which represents approximately 6.07% of the issued and outstanding shares of Common Stock.

WHEREAS, the Nominating and Governance Committee of the Board (the “Nominating Committee”) and the Company’s Board of Directors (the “Board”) have considered the qualifications of the Àshe Designee and conducted such review as they have deemed appropriate.

WHEREAS, the Board has determined that it is in the best interests of the Company to agree to the appointment of the Àshe Designee on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.        Board Nomination.

(a)        If (i) either (1) a person affiliated with ValueAct Capital Management, L.P. or its affiliates (“ValueAct”) (currently Gregory P. Spivy) or (2) a person affiliated with Longview Asset Management, LLC or its affiliates (“Longview”) (currently James A. Star), ceases to serve as a member of the Board for any reason in a circumstance, in either case, in which a replacement director that is a person affiliated with such stockholder is not promptly appointed, the Board shall promptly appoint the Àshe Designee to serve as a director on the Board and thereafter nominate or renominate, as applicable, the Ashe Designee for election to the Board at the Company’s 2017 and 2018 annual meeting of stockholders; (ii) the Board fails to nominate both a director who is a person affiliated with ValueAct and a person affiliated with Longview for election to the Board at the Company’s 2017 or 2018 annual meeting of stockholders, the Board shall nominate or renominate, as applicable, the Àshe Designee for election as a director at the Company’s 2017 and 2018 annual meetings of stockholders; or (iii) either ValueAct or Longview ceases to beneficially own at least 5% of the Company’s outstanding Common Stock, the Board shall nominate or renominate, as applicable, the Àshe Designee for election as a director at the Company’s 2017 and 2018 annual meetings of stockholders; provided that, in the case of any of the foregoing clauses (i) to (iii) of this Section 1(a), (x) the Company shall have completed, to its satisfaction, a customary background check on the Àshe Designee, (y) the Board does not conclude in good faith, after consultation with outside legal counsel, that such appointment would constitute a breach of the directors’ fiduciary duties (it being acknowledged that to the extent the Board makes such a determination the Company shall promptly inform the Ashe Group of such determination and a replacement candidate shall be selected pursuant to Section 1(e) below), and (z) under no circumstances shall the Board be obligated to appoint, nominate or renominate more than one Àshe Designee to the Board pursuant to this Section 1(a).

(b)        As a condition to the Àshe Designee’s appointment to the Board, the Àshe Group, including the Àshe Designee, agrees to provide to the Company information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time with respect to the Àshe Group and the Àshe Designee.

(c)       The Àshe Designee agrees that, at all times while serving as a member of the Board, he will (i) meet all director independence and other standards of the Company, the New York Stock Exchange and the Securities and Exchange Commission (“SEC”) and applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including Rule 10A-3; and (ii) be qualified to serve as a director under the Delaware General Corporation Law (the “DGCL”) (clauses (i) and (ii), the “Conditions”). The Àshe Designee will promptly advise the Nominating Committee if he ceases to satisfy any of the Conditions.

(d)        At all times while serving as a member of the Board, the Àshe Designee shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s Code of Business Conduct, Insider Trading Policy, Executive Stock Ownership Policy as in effect on the date hereof, and Corporate Governance Guidelines, and (except as permitted by the Confidentiality Agreement (as defined in Section 7 below)) preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees to the extent not disclosed publicly by the Company.

(e)        So long as the Àshe Group collectively beneficially owns, in the aggregate, at least 5% of the outstanding Common Stock, if, during the Covered Period, a vacancy on the Board is created as a result of the Àshe Designee’s ceasing to serve as a director for any reason then the Àshe Group and the Company (acting through the Board) shall work together in good faith to fill such vacancy or replace such nominee with an individual who (A) meets the Conditions, (B) meets the historical standards and criteria applied by the Company in nominating and appointing directors, and (C) is otherwise mutually acceptable (in each of their sole discretion) to the Àshe Group and the Company, and thereafter such individual shall serve and/or be nominated as the “Àshe Designee” under this Agreement.

(f)        The Company’s obligations hereunder shall terminate immediately, and the Àshe Designee shall promptly offer to resign from the Board, and any committee of the Board on which he then sits (and, if requested by the Company, promptly deliver his written resignation to the Board (which shall provide for his immediate resignation) it being understood that it shall be in the Board’s sole discretion whether to accept or reject such resignation) if: (i) members of the Àshe Group, collectively, cease to beneficially own at least 5% of the Company’s outstanding Common Stock; (ii) the Àshe Designee ceases to satisfy the conditions set forth in clauses (c)-(d) above; (iii) a member of the Àshe Group, including the Àshe Designee, otherwise ceases to comply or breaches any of the terms of this Agreement or the Confidentiality Agreement in any material respect and such breach continues after notice from the Company and a 10 day opportunity to cure; or (iv) the employment of the Àshe Designee with the Àshe Group is terminated for any reason. The Àshe Group agrees to cause the Àshe Designee to resign from the Board if the Àshe Designee fails to resign if and when requested pursuant to this Section 1(f). Notwithstanding the foregoing, in the event of the occurrence of an event set forth in subsection (ii) or (iv) above, the provisions of Section 1(e) must be complied with and the Company’s obligations hereunder shall not terminate.

(g)        The percentage thresholds set forth in clauses (e) and (f) above shall not be deemed unsatisfied to the extent a failure to maintain the specified ownership thresholds is the result of share issuances or similar Company actions that increase the number of outstanding shares of Common Stock.

2.        Standstill.

(a)        Each member of the Àshe Group agrees that, during the Covered Period, (unless specifically requested in writing by the Company, acting through a resolution of a majority of the Company’s directors not including the Àshe Designee), it shall not, and shall cause each of its Affiliates or Associates (as such terms are defined in Rule 12b-2 promulgated by the SEC under the Exchange Act) (collectively and individually, the “Àshe Affiliates”), not to, directly or indirectly, in any manner, alone or in concert with others:

(i)        make, engage in, or in any way participate in, directly or indirectly, any “solicitation” of proxies (as such terms are used in the proxy rules of the SEC but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act) or consents to vote, or seek to advise, encourage or influence any person with respect to the voting of any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (collectively, “securities of the Company”) for the election of individuals to the Board or to approve stockholder proposals, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act) (other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any stockholder meeting) or make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(ii)        form, join, encourage, influence, advise or in any way participate in any Group (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons who are not Àshe Affiliates with respect to any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, except as expressly set forth in this Agreement;

(iii)        acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in the Àshe Group (together with the Àshe Affiliates) owning, controlling or otherwise having any beneficial or other ownership interest in more than 7.5% in the aggregate of the shares of Common Stock outstanding at such time; provided, that, nothing herein will require Common Stock to be sold to the extent the Àshe Group and the Àshe Affiliates, collectively, exceed the ownership limit under this paragraph as the result of a share repurchase or similar Company actions that reduces the number of outstanding shares of Common Stock;

(iv)        sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities of the Company held by the Àshe Group or any Àshe Affiliate to any person or entity not a (A) party to this Agreement, (B) member of the Board, (C) officer of the Company or (D) Àshe Affiliate (any person or entity not set forth in clauses (A)-(D) shall be referred to as a “Third Party”), that would knowingly result in such Third Party, together with its affiliates and associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.9% of the shares of Common Stock outstanding at such time, except in a transaction approved by the Board;

(v)        effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities (each, an “Extraordinary Transaction”), or make any public statement with respect to an Extraordinary Transaction; provided, however, that this clause shall not preclude the tender by the Àshe Group or a Àshe Affiliate of any securities of the Company into any tender or exchange offer or vote by the Àshe Group or a Àshe Affiliate of any securities of the Company with respect to any Extraordinary Transaction;

(vi)        engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

(vii)        (A) call or seek to call any meeting of stockholders, including by written consent, (B) seek representation, on or nominate any candidate to, the Board, except as set forth herein, (C) seek the removal of any member of the Board, (D) solicit consents from stockholders or otherwise act or seek to act by written consent, (E) conduct a referendum of stockholders, or (F) make a request for any stockholder list or other Company books and records, whether pursuant to Section 220 of the DGCL or otherwise;

(viii)        take any action in support of or make any proposal or request that constitutes: (A) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company; (C) any other material change in the Company’s management, business or corporate structure; (D) seeking to have the Company waive or make amendments or modifications to the Company’s Certificate of Incorporation or Bylaws, or other actions that may impede or facilitate the acquisition of control of the Company by any person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(ix)        disparage or cause to be disparaged the Company or Affiliates thereof, any of its or their respective current or former officers, or any of its or their respective directors;

(x)        make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(xi)        enter into any discussions, negotiations, agreements, or understandings with any Third Party with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

(xii)        request, directly or indirectly, any amendment or waiver of the foregoing.

The foregoing provisions of this Section 2(a) shall not be deemed to prohibit the Àshe Group or its directors, officers, partners, employees, members or agents (acting in such capacity) (“Representatives”) from communicating privately with the Company’s directors, officers or advisors so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

(b)        Each member of the Àshe Group shall, during the Covered Period, cause all shares of Common Stock beneficially owned, directly or indirectly, by it, or by any Àshe Affiliate, to be present for quorum purposes and to be voted, at the Company’s annual and special stockholder meetings and at any adjournments or postponements thereof, and further agrees that at all such meetings they shall vote in favor of (i) all directors nominated by the Board for election at such meeting and (ii) in accordance with the Board’s recommendation with respect to any proposals that may be the subject of stockholder action at such meeting, other than with respect to (a) an Extraordinary Transaction, (b) any proposed issuance of Company securities or (c) any proposal to implement any takeover defense measures or any other proposal that would diminish or otherwise impair in any material respect the rights of Company shareholders.

(c)        The Àshe Group acknowledges that the Àshe Designee shall have all of the rights and obligations, including fiduciary duties to the Company and its stockholders, of a director under applicable law and the Company’s organizational documents while the Àshe Designee is serving on the Board. Notwithstanding the foregoing, nothing in this Section 2 shall limit any actions that may be taken by the Àshe Designee acting solely as a director of the Company consistent with his fiduciary duties as a director of the Company.

For purposes of this Agreement the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

3.       Representations of the Company. The Company represents and warrants as follows: (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; and (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

4.       Representations of the Àshe Group. The Àshe Group, jointly and severally, represent and warrant as follows: (a) the Àshe Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Àshe Group, constitutes a valid and binding obligation and agreement of the Àshe Group and is enforceable against the Àshe Group in accordance with its terms; and (c) the Àshe Group, together with the Àshe Affiliates, beneficially owns, directly or indirectly, an aggregate of 10,031,115 shares of Common Stock and such shares of Common Stock constitute all of the Common Stock beneficially owned by the Àshe Group and the Àshe Affiliates or in which the Àshe Group or the Àshe Affiliates have any interest or right to acquire, whether through derivative securities, voting agreements or otherwise; and (d) as of the date of this Agreement, the Àshe Designee satisfies all of the Conditions.

5.        Termination.

(a)        This Agreement is effective as of the date hereof and shall remain in full force and effect for the period (the “Covered Period”) commencing on the date hereof and ending on the date that is the earliest of: (i) the failure of the Company to comply in good faith with Section 1(a) or (e) of this Agreement or (ii) the day which is 30 days prior to the last day on which a shareholder must give notice to the Company of such shareholder’s intention to nominate a person for election as a director or to present a proposal at the Company’s 2019 annual meeting of stockholders; provided, however, that, in any event, Section 2 shall survive for so long as any Àshe Designee serves as a member of the Board.

(b)        The provisions of Section 1(d) this Section 5, Section 8 through Section 17 (and, for the avoidance of doubt, the Confidentiality Agreement) shall survive the termination of this Agreement. No termination pursuant to Section 5(a) shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

6.        Public Announcement and SEC Filing.

(a)        The Company shall file promptly a Form 8-K reporting entry into this Agreement (the “Form 8-K”) and appending or incorporating by reference this Agreement as an exhibit thereto.

(b)        The Àshe Group shall promptly, but not prior to the filing of the Form 8-K by the Company pursuant to Section 6(a) hereof, provided that such filing of the Form 8-K is within two business days of the date hereof, file an amendment to its Schedule 13D with respect to the Company filed with the SEC on November 6, 2015 (the “Àshe Schedule 13D”), reporting the entry into this Agreement. None of the Àshe Group, the Àshe Affiliates or the Àshe Designee shall (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby, other than as mutually agreed to by the Company and the Àshe Group.

(c)        The Company shall promptly issue a press release in connection with this Agreement and in the form attached hereto as Exhibit A (the “Press Release”), which is expressly agreed to by the Àshe Group.

7.       Non-Disparagement. The Company hereby agrees that, during the term of this Agreement, it shall not disparage or cause to be disparaged the Àshe Group, or any of its current or former partners or investors; provided, however, that (a) that the Company’s agreement under this Section 7 shall be limited to official statements issued by the Company as an organization and statements of officers of the Company and members of the Board in their official capacity as representatives of the Company; and (b) nothing in this Section 7 shall preclude the Company, the members of the Board or the officers of the Company from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process.

8.        Confidentiality Agreement. The Company hereby agrees that, notwithstanding any other provision of this Agreement to the contrary, the Àshe Group may be provided confidential information in accordance with and subject to the terms of a Confidentiality Agreement in the form attached hereto as Exhibit A (the “Confidentiality Agreement”), after the Confidentiality Agreement has been mutually executed and delivered concurrently with the appointment of the Àshe Designee to the Board pursuant to the terms of this Agreement.

9.       Compensation. The Àshe Designee shall participate in all director compensation and benefit programs in which the Company’s other non-employee directors participate. The Company acknowledges that pursuant to the Àshe Group’s policies, cash, equity awards and other property received by the Àshe Designee are held by such person for the benefit of certain members of the Àshe Group. The Company agrees that it will seek board or appropriate committee approval of all stock-based awards made to the Àshe Designee so that the grant of such awards shall be exempt from Section 16(b) of the Exchange Act by virtue of Rule 16b-3 thereunder. Without limiting the foregoing, the Company also acknowledges that as a result of the Àshe Designee’s service on the Board, members of the Àshe Group may be considered directors of the Company by deputization under applicable interpretations of Section 16 of the Exchange Act. The Company agrees that it will seek board or appropriate committee approval for purposes of Rule 16b-3 for all transactions in classes of Company securities subject to Section 16 and involving the Àshe Designee or any member of the Àshe Group who may be considered a “director by deputization” or who may be deemed to have an indirect interest in the transaction in question.

10.       Miscellaneous. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware and to require the resignation of the Àshe Designee from the Board commencing on the date that is 10 days following the date that the Àshe Designee and/or the Àshe Group materially breaches its obligations under this Agreement, provided, that, such breach has not been cured prior to the expiration of such 10-day period, in addition to any other remedies at law or in equity, and each party agrees it will not take any action, directly or indirectly, in opposition to another party seeking relief. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, and (d) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address set forth in Section 13 of this Agreement or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11.       Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

12.       Entire Agreement; Amendment. This Agreement and the Confidentiality Agreement contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an agreement in writing executed by the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13.       Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, when delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this subsection:

If to the Company:	Allison Transmission Holdings, Inc.
Mail Code L-25
One Allison Way
Indianapolis, IN 46222-3271
Attention: General Counsel

If to the Àshe Group:	Àshe Capital Management, LP
530 Sylvan Avenue, Suite 101
Englewood Cliffs, New Jersey 07632
Attention: President

14.       Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

15.        Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by facsimile or electronic mail transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

16.        No Third Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party

17.        Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this COOPERATION AGREEMENT or caused the same to be executed by its duly authorized representative as of the date first above written.

Allison Transmission Holdings, Inc.

By:	/s/ Eric C. Scroggins
Name:	Eric C. Scroggins
Title:	Vice President, General Counsel & Secretary

WITNESS WHEREOF, each of the parties hereto has executed this COOPERATION AGREEMENT or caused the same to be executed by its duly authorized representative as of the date first above written.

Àshe Capital Management, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:

Àshe Capital Partners, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:

Àshe Capital Partners Co-Investment, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:

Àshe Capital Partners Co-Investment II, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:

Àshe Capital Partners Co-Investment III, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:

/s/ William R. Harker
William R. Harker

Schedule A

Members of Àshe Group

Àshe Capital Management, LP

Àshe Capital Partners, LP

Àshe Capital Partners Co-Investment, LP

Àshe Capital Partners Co-Investment II, LP

Àshe Capital Partners Co-Investment III, LP

William R. Harker

Exhibit A

Press Release

Exhibit B

Confidentiality Agreement